January 6, 2011	News Release 11-01

SILVER STANDARD ANNOUNCES EXERCISE OF OVER-ALLOTMENT
OPTION IN CONNECTION WITH THE IPO OF PRETIUM RESOURCES INC.

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ:SSRI, TSX: SSO) (“Silver Standard” or the “Company”) announces that Pretium Resources Inc. (“Pretium”) issued today an additional 3,000,000 common shares at a price of $6.00 per share upon the exercise, in part, of an over-allotment option by the syndicate of underwriters granted in connection with Pretium’s initial public offering (the “Option Exercise”).

The aggregate gross proceeds of the Option Exercise of $18 million were used by Pretium to repay an equivalent principal amount owing to the Company under a convertible promissory note (the “Convertible Note”) issued to the Company in connection with the acquisition by Pretium of the Snowfield Project and Brucejack Project. Following this issuance, Silver Standard’s ownership interest in Pretium has been reduced to 39.76% of the total issued common shares of Pretium. Unless the underwriters exercise the remainder of the over-allotment option, the remaining principal under the Convertible Note will automatically convert into common shares of Pretium on January 31, 2011, resulting in Silver Standard owning a 42.31% interest in Pretium.

Silver Standard is a silver mining company that seeks growth through discovery, the development of its project pipeline, and accretive acquisition opportunities.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Forward Looking Statements: Certain statements in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”).  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Forward-looking statements include, without limitation, those relating to the automatic conversion of the Convertible Note and the Company’s resulting interest in Pretium.  Such risks and uncertainties include, but are not limited to, the need to satisfy regulatory and legal requirements with respect to the transaction.  The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law.

(SOURCE: Silver Standard Resources Inc.)

Contact:

Silver Standard Resources Inc.
Michelle Romero
Communications Director
N.A. Toll Free: 1-888-338-0046 or Direct: (604) 484-8216
Email: invest@silverstandard.com
www.silverstandard.com